STATEMENT OF INVESTMENTS

Dreyfus Stock Index Fund, Inc.

March 31, 2007 (Unaudited)

Common Stocks--99.4%	Shares	Value ($)
Consumer Discretionary--10.4%		
Abercrombie & Fitch, Cl. A	28,200	2,134,176
Amazon.com	99,300 a	3,951,147
Apollo Group, Cl. A	44,650 a,b	1,960,135
AutoNation	48,100 a	1,021,644
AutoZone	15,900 a	2,037,426
Bed Bath & Beyond	90,500 a	3,635,385
Best Buy	129,325	6,300,714
Big Lots	35,000 a,b	1,094,800
Black & Decker	20,900	1,705,858
Brunswick	29,000 b	923,650
Carnival	141,324	6,622,443
CBS, Cl. B	235,693	7,209,849
Centex	38,100 b	1,591,818
Circuit City Stores	45,500	843,115
Clear Channel Communications	158,447	5,551,983
Coach	118,200 a	5,915,910
Comcast, Cl. A	993,287 a	25,775,798
D.R. Horton	87,200 b	1,918,400
Darden Restaurants	46,350 b	1,909,156
Dillard's, Cl. A	19,400	634,962
DIRECTV Group	247,400 a,b	5,707,518
Dollar General	99,609 b	2,106,730
Dow Jones & Co.	20,900 b	720,423
E.W. Scripps, Cl. A	26,700	1,192,956
Eastman Kodak	91,800 b	2,071,008
Family Dollar Stores	48,450	1,435,089
Federated Department Stores	167,708 b	7,555,245
Ford Motor	604,450 b	4,769,110
Fortune Brands	48,650	3,834,593
Gannett	74,988	4,221,074
Gap	168,251	2,895,600
General Motors	180,648	5,535,055
Genuine Parts	54,450 b	2,668,050
Goodyear Tire & Rubber	57,600 a	1,796,544
H & R Block	102,900	2,165,016
Harley-Davidson	82,300	4,835,125
Harman International Industries	20,900 b	2,008,072
Harrah's Entertainment	59,550	5,028,998
Hasbro	51,350	1,469,637
Hilton Hotels	124,250	4,468,030
Home Depot	651,744	23,945,075
IAC/InterActiveCorp	69,400 a,b	2,617,074
International Game Technology	108,000	4,361,040
Interpublic Group of Cos.	149,693 a,b	1,842,721
J.C. Penney	71,900	5,907,304
Johnson Controls	62,800	5,942,136
Jones Apparel Group	34,600	1,063,258
KB Home	24,500 b	1,045,415
Kohl's	104,423 a	7,999,846
Leggett & Platt	56,700 b	1,285,389

Lennar, Cl. A	44,100 b	1,861,461
Limited Brands	109,200	2,845,752
Liz Claiborne	33,000	1,414,050
Lowe's Cos.	486,320	15,314,217
Marriott International, Cl. A	105,300	5,155,488
Mattel	125,595	3,462,654
McDonald's	384,355	17,315,193
McGraw-Hill Cos.	113,400	7,130,592
Meredith	12,400 b	711,636
New York Times, Cl. A	46,000 b	1,081,460
Newell Rubbermaid	88,678	2,756,999
News, Cl. A	749,300	17,323,816
NIKE, Cl. B	60,350	6,412,791
Nordstrom	73,100	3,869,914
Office Depot	88,300 a	3,102,862
OfficeMax	23,900	1,260,486
Omnicom Group	53,380	5,465,044
Polo Ralph Lauren	19,600	1,727,740
Pulte Homes	67,900 b	1,796,634
RadioShack	43,500 b	1,175,805
Sears Holdings	26,588 a	4,790,094
Sherwin-Williams	35,600	2,351,024
Snap-On	18,800 b	904,280
Stanley Works	26,500	1,467,040
Staples	229,025	5,918,006
Starbucks	239,800 a	7,520,128
Starwood Hotels & Resorts		
Worldwide	68,600 b	4,448,710
Target	274,342	16,257,507
Tiffany & Co.	43,200	1,964,736
Time Warner	1,218,568	24,030,161
TJX Cos.	145,350	3,918,636
Tribune	56,730 b	1,821,600
VF	28,800	2,379,456
Viacom, Cl. B	221,093 a	9,089,133
Walt Disney	654,209	22,524,416
Wendy's International	27,700	867,010
Whirlpool	25,132 b	2,133,958
Wyndham Worldwide	60,360 a	2,061,294
Yum! Brands	84,150	4,860,504
		425,723,787
Consumer Staples--9.6%		
Altria Group	670,243	58,854,038
Anheuser-Busch Cos.	243,650	12,294,579
Archer-Daniels-Midland	208,505	7,652,133
Avon Products	140,900	5,249,934
Brown-Forman, Cl. B	25,200	1,652,112
Campbell Soup	69,749	2,716,723
Clorox	48,350	3,079,411
Coca-Cola	643,342	30,880,416
Coca-Cola Enterprises	88,900	1,800,225
Colgate-Palmolive	163,950	10,950,220
ConAgra Foods	161,350	4,019,229
Constellation Brands, Cl. A	67,400 a	1,427,532
Costco Wholesale	144,450	7,777,188
CVS	491,834	16,791,213
Dean Foods	41,200	1,925,688
Estee Lauder Cos., Cl. A	37,100 b	1,812,335

General Mills	110,200	6,415,844
H.J. Heinz	103,700	4,886,344
Hershey	55,278 b	3,021,495
Kellogg	80,100 b	4,119,543
Kimberly-Clark	145,798	9,985,705
Kraft Foods, Cl. A	58,100	1,839,446
Kroger	226,148	6,388,681
McCormick & Co.	41,600	1,602,432
Molson Coors Brewing, Cl. B	14,950 b	1,414,569
Pepsi Bottling Group	41,950	1,337,786
PepsiCo	523,091	33,247,664
Procter & Gamble	1,007,741	63,648,922
Reynolds American	54,800 b	3,420,068
Safeway	140,669	5,154,112
Sara Lee	234,298	3,964,322
SUPERVALU	66,351	2,592,334
SYSCO	197,050	6,666,202
Tyson Foods, Cl. A	80,600 b	1,564,446
UST	51,300	2,974,374
Wal-Mart Stores	785,329	36,871,197
Walgreen	319,600	14,666,444
Whole Foods Market	44,900	2,013,765
Wm. Wrigley Jr.	69,625	3,546,001
		390,224,672
Energy--10.0%		
Anadarko Petroleum	147,868	6,355,367
Apache	105,722	7,474,545
Baker Hughes	102,260	6,762,454
BJ Services	93,700	2,614,230
Chesapeake Energy	130,800 b	4,039,104
Chevron	689,161	50,970,348
ConocoPhillips	525,093	35,890,107
Consol Energy	58,300	2,281,279
Devon Energy	141,900	9,822,318
El Paso	222,979	3,226,506
ENSCO International	48,200 b	2,622,080
EOG Resources	77,900 b	5,557,386
Exxon Mobil	1,818,318	137,192,093
Halliburton	319,102	10,128,297
Hess	86,300	4,787,061
Kinder Morgan	34,300	3,651,235
Marathon Oil	110,490	10,919,727
Murphy Oil	59,900 b	3,198,660
Nabors Industries	88,900 a,b	2,637,663
National Oilwell Varco	56,100 a	4,364,019
Noble	43,000	3,383,240
Occidental Petroleum	267,700	13,200,287
Peabody Energy	84,500	3,400,280
Rowan Cos.	35,300 b	1,146,191
Schlumberger	376,400	26,009,240
Smith International	63,700 b	3,060,785
Spectra Energy	200,523	5,267,739
Sunoco	38,800	2,733,072
Transocean	93,533 a	7,641,646
Valero Energy	192,900	12,440,121
Weatherford International	108,000 a	4,870,800
Williams Cos.	190,971	5,435,035
XTO Energy	117,566	6,443,792

		409,526,707
Financial--21.5%		
ACE	104,350	5,954,211
Aflac	157,092	7,392,749
Allstate	197,571	11,866,114
Ambac Financial Group	32,694	2,824,435
American Express	380,773	21,475,597
American International Group	830,873	55,851,283
Ameriprise Financial	76,434	4,367,439
AON	95,250	3,615,690
Apartment Investment & Management, Cl. A	31,200 b	1,799,928
Archstone-Smith Trust	70,400	3,821,312
AvalonBay Communities	25,300	3,289,000
Bank of America	1,428,365	72,875,182
Bank of New York	241,432	9,790,068
BB & T	173,100	7,100,562
Bear Stearns Cos.	38,252	5,751,188
Boston Properties	38,000	4,461,200
Broadridge Financial Solutions	45	868
Capital One Financial	131,100	9,892,806
CB Richard Ellis Group, Cl. A	59,700 a	2,040,546
Charles Schwab	327,978	5,998,718
Chicago Mercantile Exchange Holdings, Cl. A	11,100	5,910,306
Chubb	130,500 b	6,742,935
Cincinnati Financial	55,230	2,341,752
CIT Group	61,800	3,270,456
Citigroup	1,565,690	80,382,525
Comerica	50,400	2,979,648
Commerce Bancorp/NJ	59,900 b	1,999,462
Compass Bancshares	41,594	2,861,667
Countrywide Financial	188,398	6,337,709
Developers Diversified Realty	40,500	2,547,450
E*TRADE FINANCIAL	136,400 a	2,894,408
Equity Residential	93,950 b	4,531,208
Fannie Mae	309,109	16,871,169
Federated Investors, Cl. B	28,400 b	1,042,848
Fifth Third Bancorp	177,692	6,874,903
First Horizon National	40,000 b	1,661,200
Franklin Resources	53,500	6,464,405
Freddie Mac	221,315	13,166,029
Genworth Financial, Cl. A	140,800	4,919,552
Goldman Sachs Group	131,350	27,140,851
Hartford Financial Services Group	102,250	9,773,055
Host Hotels & Resorts	166,400	4,377,984
Hudson City Bancorp	158,100	2,162,808
Huntington Bancshares/OH	75,204 b	1,643,207
Janus Capital Group	60,600	1,267,146
JPMorgan Chase & Co.	1,109,326	53,669,192
KeyCorp	126,466	4,738,681
Kimco Realty	72,200 b	3,519,028
Legg Mason	42,000 b	3,956,820
Lehman Brothers Holdings	168,060	11,775,964
Lincoln National	88,400	5,992,636
Loews	144,050	6,544,191
M & T Bank	24,500	2,837,835
Marsh & McLennan Cos.	176,558	5,171,384

Marshall & Ilsley	81,700 [b]	3,783,527
MBIA	43,050	2,819,345
Mellon Financial	132,857	5,731,451
Merrill Lynch & Co.	282,431	23,066,140
MetLife	240,400	15,181,260
MGIC Investment	26,500 [b]	1,561,380
Moody's	74,700	4,635,882
Morgan Stanley	340,016	26,779,660
National City	189,199	7,047,663
Northern Trust	60,190	3,619,827
Plum Creek Timber	56,650 [b]	2,233,143
PNC Financial Services Group	110,523	7,954,340
Principal Financial Group	85,550	5,121,879
Progressive	237,728	5,187,225
ProLogis	81,800	5,311,274
Prudential Financial	149,750	13,516,435
Public Storage	39,200 [b]	3,711,064
Realogy	69,500 [a]	2,057,895
Regions Financial	233,688 [b]	8,265,545
Safeco	33,750 [b]	2,242,013
Simon Property Group	70,800 [b]	7,876,500
SLM	131,100	5,361,990
Sovereign Bancorp	115,305 [b]	2,933,359
State Street	106,650	6,905,588
SunTrust Banks	113,450	9,420,888
Synovus Financial	104,350	3,374,679
T. Rowe Price Group	84,700	3,996,993
Torchmark	31,300	2,052,967
Travelers Cos	215,734	11,168,549
U.S. Bancorp	565,705	19,782,704
Unum Group	109,469 [b]	2,521,071
Vornado Realty Trust	41,600	4,964,544
Wachovia	608,608	33,503,870
Washington Mutual	283,917 [b]	11,464,568
Wells Fargo & Co.	1,079,014	37,150,452
XL Capital, Cl. A	57,800	4,043,688
Zions Bancorporation	35,100 [b]	2,966,652
		877,855,320
Health Care--11.8%		
Abbott Laboratories	492,776	27,496,901
Aetna	164,964	7,223,774
Allergan	49,100	5,441,262
AmerisourceBergen	60,518	3,192,325
Amgen	372,824 [a]	20,833,405
Applera - Applied Biosystems Group	58,650	1,734,281
Barr Pharmaceuticals	34,100 [a]	1,580,535
Bausch & Lomb	17,400	890,184
Baxter International	207,550	10,931,659
Becton, Dickinson & Co.	78,100 [b]	6,005,109
Biogen Idec	109,327 [a]	4,851,932
Biomet	78,225	3,323,780
Boston Scientific	378,263 [a]	5,499,944
Bristol-Myers Squibb	644,928	17,903,201
C.R. Bard	33,000	2,623,830
Cardinal Health	127,800	9,323,010
Celgene	120,600 [a]	6,326,676
CIGNA	31,171	4,446,855
Coventry Health Care	50,900 [a]	2,852,945

Eli Lilly & Co.	315,137	16,926,008
Express Scripts	43,300 [a]	3,495,176
Forest Laboratories	101,500 [a]	5,221,160
Genzyme	84,150 [a]	5,050,683
Gilead Sciences	148,400 [a]	11,352,600
Hospira	49,777 [a]	2,035,879
Humana	53,200 [a]	3,086,664
IMS Health	62,350	1,849,301
Johnson & Johnson	924,302	55,698,439
King Pharmaceuticals	77,666 [a]	1,527,690
Laboratory Corp. of America Holdings	39,100 [a]	2,839,833
Manor Care	23,300	1,266,588
McKesson	94,369	5,524,361
Medco Health Solutions	91,999 [a]	6,672,687
MedImmune	75,900 [a,b]	2,762,001
Medtronic	367,773	18,042,943
Merck & Co.	691,866	30,559,721
Millipore	17,200 [a,b]	1,246,484
Mylan Laboratories	78,200	1,653,148
Patterson Cos.	44,400 [a,b]	1,575,756
PerkinElmer	38,868	941,383
Pfizer	2,263,311	57,171,236
Quest Diagnostics	50,700	2,528,409
Schering-Plough	475,151	12,121,102
St. Jude Medical	109,900 [a]	4,133,339
Stryker	95,200	6,313,664
Tenet Healthcare	150,600 [a,b]	968,358
Thermo Fisher Scientific	134,100 [a]	6,269,175
UnitedHealth Group	432,500	22,909,525
Varian Medical Systems	41,000 [a]	1,955,290
Waters	32,450 [a]	1,882,100
Watson Pharmaceuticals	32,700 [a,b]	864,261
WellPoint	195,600 [a]	15,863,160
Wyeth	429,920	21,508,898
Zimmer Holdings	75,702 [a]	6,465,708
		482,764,338
Industrial--10.8%		
3M	234,398	17,915,039
Allied Waste Industries	81,400 [a]	1,024,826
American Standard Cos.	55,800	2,958,516
Avery Dennison	29,250	1,879,605
Boeing	252,020	22,407,098
Burlington Northern Santa Fe	114,592	9,216,635
C.H. Robinson Worldwide	55,300	2,640,575
Caterpillar	206,230	13,823,597
Cintas	43,400 [b]	1,566,740
Cooper Industries, Cl. A	58,200	2,618,418
CSX	139,500	5,586,975
Cummins	16,600 [b]	2,402,352
Danaher	76,000	5,430,200
Deere & Co.	72,400	7,865,536
Dover	65,350	3,189,734
Eaton	46,700	3,902,252
Emerson Electric	254,780	10,978,470
Equifax	39,850	1,452,533
FedEx	98,040	10,532,437
Fluor	28,100	2,521,132

General Dynamics	129,572	9,899,301
General Electric	3,284,083	116,125,175
Goodrich	40,000	2,059,200
Honeywell International	255,424	11,764,829
Illinois Tool Works	132,100	6,816,360
Ingersoll-Rand, Cl. A	98,300	4,263,271
ITT Industries	58,100	3,504,592
L-3 Communications Holdings	39,802	3,481,481
Lockheed Martin	113,360	10,998,187
Masco	125,100	3,427,740
Monster Worldwide	41,000 [a,b]	1,942,170
Norfolk Southern	126,750	6,413,550
Northrop Grumman	111,904	8,305,515
Paccar	79,268 [b]	5,818,271
Pall	39,301	1,493,438
Parker Hannifin	36,975	3,191,312
Pitney Bowes	70,400	3,195,456
R.R. Donnelley & Sons	69,750	2,552,153
Raytheon	142,550	7,478,173
Robert Half International	53,600	1,983,736
Rockwell Automation	52,900	3,167,123
Rockwell Collins	53,750	3,597,488
Ryder System	19,400	957,196
Southwest Airlines	251,812	3,701,636
Terex	32,800 [a]	2,353,728
Textron	40,000	3,592,000
Tyco International	631,471	19,922,910
Union Pacific	86,428	8,776,763
United Parcel Service, Cl. B	340,550	23,872,555
United Technologies	317,982	20,668,830
W.W. Grainger	22,900	1,768,796
Waste Management	170,254	5,858,440
		442,864,045
Information Technology--14.8%		
ADC Telecommunications	37,414 [a]	626,310
Adobe Systems	187,900	7,835,430
Advanced Micro Devices	177,200 [a,b]	2,314,232
Affiliated Computer Services, Cl. A	31,600 [a]	1,860,608
Agilent Technologies	128,890 [a]	4,342,304
Altera	113,900 [b]	2,276,861
Analog Devices	106,600	3,676,634
Apple Computer	275,300 [a]	25,578,123
Applied Materials	446,100	8,172,552
Autodesk	74,000 [a]	2,782,400
Automatic Data Processing	175,778	8,507,655
Avaya	144,792 [a]	1,709,993
BMC Software	65,100 [a,b]	2,004,429
Broadcom, Cl. A	150,587 [a]	4,829,325
CA	131,409	3,404,807
Ciena	27,185 [a,b]	759,821
Cisco Systems	1,929,018 [a]	49,247,829
Citrix Systems	57,700 [a,b]	1,848,131
Cognizant Technology Solutions, Cl. A	45,600 [a]	4,025,112
Computer Sciences	55,300 [a]	2,882,789
Compuware	103,600 [a]	983,164
Convergys	43,602 [a]	1,107,927

Corning	501,298 [a]	11,399,516
Dell	725,512 [a]	16,839,133
eBay	362,900 [a]	12,030,135
Electronic Arts	99,000 [a]	4,985,640
Electronic Data Systems	164,250	4,546,440
EMC/Massachusetts	673,244 [a]	9,324,429
Fidelity National Information Services	52,000 [b]	2,363,920
First Data	240,440	6,467,836
Fiserv	54,482 [a]	2,890,815
Google, Cl. A	69,500 [a]	31,842,120
Hewlett-Packard	854,780 [b]	34,310,869
Intel	1,841,810	35,233,825
International Business Machines	480,868	45,326,618
Intuit	109,400 [a]	2,993,184
Jabil Circuit	59,000	1,263,190
JDS Uniphase	67,399 [a]	1,026,487
Juniper Networks	181,800 [a]	3,577,824
KLA-Tencor	63,800 [b]	3,401,816
Lexmark International, Cl. A	30,650 [a,b]	1,791,799
Linear Technology	95,550 [b]	3,018,425
LSI	245,100 [a,b]	2,558,844
Maxim Integrated Products	102,450	3,012,030
Micron Technology	241,050 [a,b]	2,911,884
Microsoft	2,752,096	76,700,916
Molex	45,275 [b]	1,276,755
Motorola	763,385	13,489,013
National Semiconductor	90,600	2,187,084
NCR	57,200 [a]	2,732,444
Network Appliance	118,500 [a]	4,327,620
Novell	108,300 [a]	781,926
Novellus Systems	40,200 [a,b]	1,287,204
NVIDIA	113,600 [a]	3,269,408
Oracle	1,274,392 [a]	23,104,727
Paychex	108,275 [b]	4,100,374
PMC-Sierra	67,800 [a,b]	475,278
QLogic	50,800 [a]	863,600
QUALCOMM	529,000 [a]	22,567,140
Sabre Holdings, Cl. A	42,750	1,400,063
SanDisk	72,600 [a,b]	3,179,880
Sanmina-SCI	169,272 [a]	612,765
Solectron	288,700 [a]	909,405
Sun Microsystems	1,149,984 [a]	6,911,404
Symantec	295,279 [a]	5,108,327
Tektronix	26,100	734,976
Tellabs	139,700 [a]	1,383,030
Teradyne	60,600 [a,b]	1,002,324
Texas Instruments	460,948	13,874,535
Unisys	110,300 [a]	929,829
VeriSign	78,300 [a,b]	1,966,896
Western Union	246,540	5,411,553
Xerox	303,066 [a]	5,118,785
Xilinx	106,000 [b]	2,727,380
Yahoo!	389,876 [a]	12,199,220
		604,527,076

Materials--3.1%

Air Products & Chemicals	69,150	5,109,494
Alcoa	277,656	9,412,538

Allegheny Technologies	32,536	3,471,266
Ashland	17,800	1,167,680
Ball	32,900	1,508,465
Bemis	33,400	1,115,226
Dow Chemical	306,352	14,049,303
E.I. du Pont de Nemours & Co.	295,150	14,589,264
Eastman Chemical	26,700	1,690,911
Ecolab	56,800	2,442,400
Freeport-McMoRan Copper & Gold, Cl. B	119,783	7,928,414
Hercules	37,200 a	726,888
International Flavors & Fragrances	24,900	1,175,778
International Paper	144,520 b	5,260,528
MeadWestvaco	58,239	1,796,091
Monsanto	173,626	9,542,485
Newmont Mining	144,054	6,048,827
Nucor	96,200 b	6,265,506
Pactiv	42,450 a	1,432,263
PPG Industries	52,333 b	3,679,533
Praxair	102,300	6,440,808
Rohm & Haas	45,441	2,350,209
Sealed Air	51,546	1,628,854
Sigma-Aldrich	42,200 b	1,752,144
Temple-Inland	33,600	2,007,264
United States Steel	37,800	3,748,626
Vulcan Materials	30,300 b	3,529,344
Weyerhaeuser	67,500	5,044,950
		124,915,059
Telecommunication Services--3.7%		
Alltel	115,000	7,130,000
AT & T	1,994,230	78,632,489
CenturyTel	35,600	1,608,764
Citizens Communications	108,200 b	1,617,590
Embarq	48,108	2,710,886
Qwest Communications International	500,962 a,b	4,503,648
Sprint Nextel	926,961	17,575,181
Verizon Communications	929,313	35,239,549
Windstream	152,228 b	2,236,229
		151,254,336
Utilities--3.7%		
AES	212,100 a	4,564,392
Allegheny Energy	52,500 a	2,579,850
Ameren	66,000 b	3,319,800
American Electric Power	126,650	6,174,187
CenterPoint Energy	102,246 b	1,834,293
CMS Energy	71,300 b	1,269,140
Consolidated Edison	82,300	4,202,238
Constellation Energy Group	57,750	5,021,362
Dominion Resources/VA	111,492	9,897,145
DTE Energy	56,550 b	2,708,745
Duke Energy	401,447	8,145,360
Dynegy, Cl. A	120,928 a	1,119,793
Edison International	104,100	5,114,433
Entergy	63,350	6,646,682
Exelon	214,050	14,707,375
FirstEnergy	101,933	6,752,042
FPL Group	129,500	7,921,515
Integrys Energy	24,029	1,333,850

KeySpan	56,050	2,306,457
Nicor	14,300 [b]	692,406
NiSource	87,453 [b]	2,137,351
PG & E	112,050	5,408,654
Pinnacle West Capital	31,900	1,539,175
PPL	123,000	5,030,700
Progress Energy	82,085	4,140,367
Public Service Enterprise Group	80,750	6,705,480
Questar	27,500	2,453,275
Sempra Energy	83,995	5,124,535
Southern	239,110 [b]	8,763,382
TECO Energy	66,900 [b]	1,151,349
TXU	146,660	9,400,906
Xcel Energy	130,195 [b]	3,214,515
		151,380,754
Total Common Stocks (cost $2,356,237,476)		**4,061,036,094**

Short-Term Investments--.1%	**Principal Amount ($)**	**Value ($)**
U.S. Treasury Bills		
5.04%, 4/19/07 (cost $2,294,204)	2,300,000 [c]	**2,294,572**

Other Investment--.6%	**Shares**	**Value ($)**
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $22,494,000)	22,494,000 [d]	**22,494,000**

Investment of Cash Collateral for Securities Loaned--4.9%	**Shares**	**Value ($)**
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $201,535,207)	201,535,207 [d]	**201,535,207**
Total Investments (cost $2,582,560,887)	**105.0%**	**4,287,359,873**
Liabilities, Less Cash and Receivables	**(5.0%)**	**(204,918,672)**
Net Assets	**100.0%**	**4,082,441,201**

a Non-income producing security.
b All or a portion of these securities are on loan. At March 31, 2007, the total market value of the fund's securities on loan is $194,108,058 and the total market value of the collateral held by the fund is $201,535,207.
c All or partially held by a broker as collateral for open financial futures positions.
d Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES

March 31, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 3/31/2007 ($)
Financial Futures Long				
Standard & Poor's 500	74	26,477,200	June 2007	**430,330**